UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number)

Eugene Siklos, President

c/o Thomvest Asset Management Ltd.
65 Queen Street West, Suite 2400
Toronto, Ontario, M5H 2M8

(416) 364-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13Gto report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Structured Alpha LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	7	SOLE VOTING POWER
2,382,359(1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,382,359(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Reflects a 1 for 10 consolidation of the common shares, no par value per share (the “Common Shares”) and includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(2) This percentage is calculated based upon 3,104,256 outstanding Common Shares of the Issuer as of January 26, 2023 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, adjusted for the 1-for 10 consolidation of the Common Shares on February 1, 2023 and plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Thomvest Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Reflects a 1 for 10 consolidation of the Common Shares and includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(2) This percentage is calculated based upon 3,104,256 outstanding Common Shares of the Issuer as of January 26, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on March 15, 2023, adjusted for the 1-for 10 consolidation of the Common Shares on February 1, 2023 and plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Peter J. Thomson(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Thomson disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Reflects a 1 for 10 consolidation of the Common Shares and includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(3) This percentage is calculated based upon 3,104,256 outstanding Common Shares of the Issuer as of January 26, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on March 15, 2023, adjusted for the 1-for 10 consolidation of the Common Shares on February 1, 2023 and plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

CUSIP No. 53272L202

1	NAMES OF REPORTING PERSONS
Eugene Siklos(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
2,382,359(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,382,359(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,382,359(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Siklos disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Reflects a 1 for 10 consolidation of the Common Shares and includes 394,737 Common Shares issuable to SALP upon the exercise of Warrants (as defined in Item 3 of the original Schedule 13D).

(3) This percentage is calculated based upon 3,104,256 outstanding Common Shares of the Issuer as of January 26, 2023 as reported in the Issuer’s Form 6-K filed with the SEC on March 15, 2023, adjusted for the 1-for 10 consolidation of the Common Shares on February 1, 2023 and plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2020 (as amended and supplemented prior to the date hereof, the “Original Schedule 13D” and as amended by this Amendment No. 2, the “Schedule 13D”) and is being filed by Structured Alpha LP (“SALP”), Thomvest Asset Management Ltd. (“Thomvest”), Mr. Peter J. Thomson and Mr. Eugene Siklos (collectively, the “Reporting Persons”) to reflect a proposal by SALP to acquire all of the common shares, no par value per share (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”) that it does not currently own.

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 1 to the Original Schedule 13D is hereby amended and supplemented as follows:

On April 4, 2023, SALP delivered a non-binding proposal letter to the board of directors of the Issuer proposing a transaction whereby SALP would acquire all the Common Shares it does not currently own. A copy of that letter is attached to this Report as Exhibit 99.7.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference into Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 2,382,359 shares (including Common Shares issuable upon the exercise of Warrants (as defined in Item 3 of the Original Schedule 13D)), constituting approximately 68.09% of the Issuer’s currently outstanding Common Shares. This percentage is calculated based upon 3,104,256 outstanding Common Shares of the Issuer as of February 1, as reported in the Issuer’s Form 6-K filed with the SEC on March 15, 2023, adjusted for the 1 for 10 consolidation of the Common Shares that became effective on February 1, 2023 and plus an additional 394,737 Common Shares issuable to SALP upon exercise of the Warrants.

(i) SALP

(a)	SALP may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.
(b)	Sole voting power to vote or direct vote: 2,382,359 Common Shares Shared voting power to vote or direct vote: 0 Common Shares

Sole power to dispose or direct the disposition: 2,382,359 Common Shares

Shared power to dispose or direct the disposition: 0 Common Shares

(ii) Thomvest

(a)	Thomvest may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 2,382,359 Common Shares

Sole power to dispose or direct the disposition: 0 Shares

Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(iii) Mr. Thomson

(a)	Mr. Thomson may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 2,382,359 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(iv) Mr. Siklos

(a)	Mr. Siklos may be deemed the beneficial owner of 2,382,359 Common Shares, constituting a percentage of approximately 68.09%.
(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 2,382,359 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 2,382,359 Common Shares

(c)  Other than the transactions described herein and in the original Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that either of Mr. Thomson or Mr. Siklos is the beneficial owner of the Common Shares or Warrants referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference into Item 6 of the Original Schedule 13D. In addition, the Reporting Persons expect the Common Shares issuable upon exercise of the additional Warrants referred to in this Amendment No. 2 will be registered for resale in the registration statement contemplated by the Registration Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 Letter from SALP to Liminal Biosciences Inc. dated April 4, 2023

Exhibit 99.8 Press Release dated April 5, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 5, 2023	STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

PETER J. THOMSON

/s/ Peter J. Thomson
Peter J. Thomson

EUGENE SIKLOS

/s/ Eugene Siklos
Eugene Siklos